July 1, 2024

ChiPing Cheung
Chief Executive Officer
Aureus Greenway Holdings Inc
2995 Remington Boulevard
Kissimmee, FL 34744

       Re: Aureus Greenway Holdings Inc
           Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-280340
Dear ChiPing Cheung:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 20, 2024
The Offering
Use of Proceeds, page 8

1. Please present the use of proceeds here as disclosed on page 26. Capitalization, page 27

2. Please tell us and disclose the amounts used to arrive at pro forma as adjusted common stock and additional paid-in capital. In so doing, consider presenting a reconciliation between pro forma as adjusted and actual common stock and additional paid-in capital.
       Additionally, tell us how you factored in the deferred offering costs for pro forma as adjusted additional paid-in capital.
 July 1, 2024
Page 2
Dilution, page 28

3. Please tell us and disclose the amounts used to arrive at the pro forma as adjusted net tangible book value. In so doing, consider presenting a reconciliation between pro forma as adjusted and actual net tangible book value. Ensure the amounts are consistent with the computation of pro forma as adjusted capitalization amounts.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Mengyi Ye